

November 18, 2010

Ms. Marion Matson
VDO-PH International
10175 Spencer Street, #2026
Las Vegas, NV 89183

      Re: VDO-PH International
              Amendment 2 to Registration Statement on Form S-1
              Filed November 12, 2010
              File No. 333-168941

Dear Ms. Matson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

2. Include an updated accountant's consent.

3. We note your response to comment one in our letter dated November 1, 2010 and your disclosure on the prospectus cover page. Please remove your analysis from the prospectus cover page and, in your response letter, provide a more complete analysis. Per original comment one, your analysis should include, but not be limited to, an explanation of the relationship between the company and the selling shareholders (including why you disclose that "[n]one of the selling shareholders are related to the principals of the Company" when your officers and directors as well as their family members plan to offer shares), any relationships among any of the selling shareholders,

the manner in which each selling shareholder received the shares and the dollar value of the shares being registered in relation to the proceeds you received from the selling shareholders for the shares. You should also identify if any of the selling shareholders is in the business of buying and selling securities. Lastly, please tell us the total number of shares currently owned by non-affiliates and provide for us the following percentage: the total number of shares being offered by both affiliates and non-affiliates divided by the total number of shares currently owned by non-affiliates.

Prospectus Cover Page

4. We note your response to comment four in our letter dated November 1, 2010 and your statement that "[o]ur common shares are not tracked anywhere as of the date of this prospectus." Please replace this language with a statement that there is no market for your shares.

5. We note your response to comment five in our letter dated November 1, 2010 and your statement beginning with "Shareholders may not rely on Rule 144 until such time…" Please replace this language to state verbatim that because you are a shell company your shares may only be resold through registration under the Securities Act of 1933, Section 4(1), if available for non-affiliates, or by meeting the conditions of Rule 144(i).

Our Business, page 5

6. We note your response to comment eight in our letter dated November 1, 2010 and your revised disclosure. Please further revise to explicitly state, if true, that you do not believe the company is a blank check company.

Our Financial Situation, page 5

Recent Developments, page 5

7. We note your response to comment nine in our letter dated November 1, 2010 and your revise disclosure. Please revise your references to becoming "more profitable," "[s]tart productions of our primary products," "additional strategic relationships and alliances in the video/telephony industry," "additional acquisitions" and "significant revenues," to reflect your current condition as these statements suggest that you currently have operations.

Risk Factors, page 7

Risks Relating to Our Business, page 7

Our success is dependent on our officers and directors to properly manage the company and their lack of experience of operating a company in this industry could cause the proposed business to fail, page 7

8. We note your response to comment 12 in our letter dated November 1, 2010. We note, however, only limited revision to your disclosure. Please further revise to provide two risk factors. One risk factor should discuss your dependence on your officers and directors and risks pertaining to the loss of their services. Within this risk factor you should note that you do not have a succession plan for your officers and directors. The other risk factor should highlight the risks posed by the lack of experience of your officers in operating and managing a company in a similar industry and their lack of experience in running a public company that is a reporting company with the Securities and Exchange Commission. Within this risk factor please address the risks you note on page 19 regarding disclosure and accounting controls.

Risks Related to Our Common Stock, page 7

If you purchase shares in this offering, you will experience immediate and substantial dilution, page 7

9. We note your response to comment two in our letter dated November 1, 2010 and your revised disclosure. Please revise the header and body of this risk factor to indicate that you will not be offering any securities.

Plan of Distribution, page 10

10. We note your response to comment 13 in our letter dated November 1, 2010. Please further revise to discuss the requirements of Rule 144(i) within this section. We note that you appear to discuss these requirements in your Risk Factors section.

Selling Security Holders, page 11

11. We note your response to comment 14 in our letter dated November 1, 2010 and your revised disclosure. Please further revise to indicate the nature of any relationship which the selling security holder has had within the past three years with the company or any of its predecessors or affiliates. Although you state that none of the selling security holders outside of the family members listed has had such a material relationship, your table contradicts this point. For example, we note that your legal counsel plans to offer shares pursuant to this prospectus. As another example, you state that Research Unlimited and

Financial Services A Nevada Corp. are controlled by a family member. In addition, please identify each of the founders you discuss on page 12.

Description of Business, page 15

12. We note your response to comment 20 in our letter dated November 1, 2010 and your revised disclosure. Please add the following challenges to your disclosure:

    - You lack a finished product and cannot guarantee that you will ever finish your product or be able to sell your product.
    - You face competitors with superior resources.
    - Your officers and directors have no experience in your business field.
    - You have no relationships with the cable companies you seek to engage and will vie with significant competitors for their attention.

Industry Background, page 15

13. We note your response to comment 19 in our letter dated November 1, 2010 and your revised disclosure. Please further revise to provide objective support for the following assertions. In the alternative, please preface these assertions as your beliefs and disclose the bases of your beliefs.

    - "Person to person video chat is far less expensive and is becoming vogue in the 15 to 50 age group by way of lap tops, I-pads and other current cell phone adaptations along with a wide selection of monitors with web cameras flooding the market place."
    - "Video calling, as it is called, is provided free by most companies that offer video calling abilities such as Microsoft, AOL Chat Rooms, Logitech and Skype."
    - "The entire Web Cam market is concentrating on the domestic market and forgetting the business market."

Manufacturing, page 17

14. We note your response to comment 22 in our letter dated November 1, 2010 and the chart provided on page 17. Please further revise to explain in detail how your software demonstrates all the claimed capabilities and how you tested it. With respect to your chart, please revise to make clear which functions of your software are operational, which are not and which functions are not complete. We note that the "Not Complete" column is entirely empty.

15. We note your response to comment 23 in our letter dated November 1, 2010 and your revised disclosure. Please further revise to specify the functions you intend to provide through your software and the functions you intend to provide via off-the-shelf software and hardware.

16. We note your response to comment 26 in our letter dated November 1, 2010 and your revised disclosure. Given the fact that you have no completed product, it is unclear as to how you determined the time required for installation. If you performed testing, please disclose. If the figures provided are estimates, please so state.

Competition, page 18

17. We note your response to comment 27 in our letter dated November 1, 2010. However, we did not see any applicable revision. Please revise to account not only for direct competitors, but also for indirect competitors, who vie both for the relationships you seek to establish with broadband providers and the end-users you seek to serve. Specifically identify competitors (for example, Cisco Systems) and competing software applications and products.

Plan of Operation, page 19

18. We note your response to comment 28 in our letter dated November 1, 2010 as well as your disclosure that all family members devote approximately two hours per day to the company. Please explain the nature of the participation of family members who are not officers or directors.

19. In your response letter, please indicate the basis for your statement that "[m]any of the in-house programmers have greater ability than the outsourced programmers." To the extent that you choose to keep this sentence in your filing, please remove the word "many." We note that you have five employees outside of your officers and directors.

20. We note your response to comment 30 in our letter dated November 1, 2010 and your removal of the referenced language. Please also remove the sentence "[a]ll of these advances in the day to day lives but none in the business telephone service" as it does not appear that you have support for that statement.

Requirements, page 20

21. We note your response to comment 31 in our letter dated November 1, 2010 and your revised disclosure. Please further revise to incorporate the $50,000 cost into your estimate of funds needed through January 31, 2011. Please also explain why your estimate for funds needed through January 31, 2011 decreased to $150,000 and reconcile your risk factor disclosure on page seven.

22. We do not see any disclosure pursuant to comment 32 in our letter dated November 1, 2010. Please supplement your disclosure with a discussion of your expected cash requirements within the next year. Your discussion should reflect needs assuming (i) that

your product is launched within your expected time-frame and (ii) that it is not launched within that time-frame or within the year.

Contracts, page 21

23. We note your response to comment 33 in our letter dated November 1, 2010. Please revise your disclosure to indicate that your only contact with Cox Media has been through a business account manager and that this individual does not have the ability to contractually bind Cox Media.

Certain Relationships and Related Transactions, page 26

24. We note your response to comment 40 in our letter dated November 1, 2010 and your revised disclosure. With respect to each related person, please provide the basis in which the person is related. See Item 404(a)(1) of Regulation S-K. In addition, please move your revised disclosure in your Management's Discussion and Analysis section to the Requirements portion of that section. Within the Requirements discussion, please explain why you obtained these loans and whether the loans are in writing.

Exhibits, page 28

25. Please have counsel further revise the language under item 2 of its legality opinion to reflect the fact that you no longer plan to offer shares on behalf of the company.

Recent Sales of Unregistered Securities, page 28

26. We note your response to comment 41 and your revised disclosure. You disclose that, from April, 2010 until September 2010, you issued 19,539,800 unregistered securities; however, you only discuss the issuance of 13,539,800 shares. Please revise to provide Regulation S-K Item 701 disclosure for all your sales of unregistered securities, whether the consideration was for cash, services or something else. In addition, disclose the number of persons to whom the securities were sold as well as the purchase price.

Undertakings, page 28

27. Please further revise your undertakings to comply with comment 43 in our letter dated November 1, 2010. We note, for example, that you still refer to the Securities Act of "1931" in lieu of the Securities Act of 1933. This is only an example.

Financial Statements, page F-1

28. Please include your financial statements within the prospectus prior to the Part II information of the registration statement. We note your indication that you did so in

accordance with our comment 44 in our letter dated November 1, 2010. We did not, however, see appropriate revision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant at 202-551-3384 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

cc: Via facsimile to (305) 396-6570
        Wani Iris Manly, Esq.
        W. Manly, P.A.